

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2012

<u>Via Facsimile</u>
Dayong Sun, Chief Executive Officer
Kama Resources Inc.
Suite 1707-B, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China 510030

      Re: **Kama Resources Inc.**
              Amendment No. 12 to Registration Statement on Form S-1
              Filed July 13, 2012
              File No. 333-164206

Dear Mr. Sun:

      We have reviewed your amended filing and your response letter dated July 13, 2012 and have the following comments.

<u>Executive Compensation</u>

1. It appears you have revised your disclosure to include the fiscal year ended October 31, 2010; however, the summary compensation table, as well as the other tables in this section, should also include information for the fiscal year ended October 31, 2011, the most recently completed fiscal year. Refer to Item 402(m) and related provisions of Regulation S-K and revise accordingly.

<u>Financial Statements</u>

2. We note that the review report of Kenne Ruan, CPA, P.C. dated July 9, 2012 refers to the financial statements as of and for the three-month period ended April 30, 2012. If your auditor reviewed the six-month period ended April 30, 2012 which is presented in your financial statements, the review report should address this six-month period also. Please have the review report revised as applicable.

<u>Statement of Cash Flows for the Period Ended April 30, 2012 and April 30, 2011 and the Period from October 19, 2009 (Inception) to April 30, 2012</u>

3. Please revise the column "For the Period Ended April 30, 2012" to reflect activity for the six months ended April 30, 2012. Refer to Rule 8-03 of Regulation S-X.

If you have questions or comments on the financial statements and related matters, please contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406. Please contact the undersigned at (202) 551-3457 with any other questions you may have. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile
         Jill Arlene Robbins, P.A.